Vapor Corp.

3001 Griffin Road,

Dania Beach, Florida 33312

April 27, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ryan Adams

Re:	Vapor Corp
Registration Statement on Form S-3
Filed April 17, 2015
File No. 333-203490

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, Vapor Corp., a Delaware company (the “Registrant”), is hereby filing a delaying amendment with respect to the above-captioned Registration Statement which was filed with the Securities and Exchange Commission on April 17, 2015 (the “Registration Statement”). The delaying amendment was inadvertently omitted from the filing of the Registration Statement. Accordingly, the following is hereby incorporated immediately following the calculation of the registration fee table and its footnotes on the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments with respect to the foregoing, please do not hesitate to call Leah Hutton, the Company’s outside counsel, at (561) 515-2420.

Vapor Corp.

/s/ James Martin
James Martin
Chief Financial Officer